SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT ON FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: Period

October 28, 2013

ALUMINA LIMITED

ACN 004 820 419

Level 12, IBM Centre

60 City Road

Southbank, Victoria 3006

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K includes press releases of Alumina Limited made during the period October 9, 2013 to October 28, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ALUMINA LIMITED

By:	/s/ Stephen Foster

Name:	Stephen Foster

Title:	Company Secretary

Date:	October 28, 2013

To:	Market Announcements Office

Australian Securities Exchange

Public Announcement 2013 – 28AWC

Director Retirement

Alumina Limited today announced that Mr Peter Hay will retire as a Director of Alumina Limited, effective on 31 December 2013 after more than 11 years on the Board. Alumina Limited expects to appoint a new non-executive Director in early 2014.

Alumina Limited Chairman, Mr John Pizzey, commented, “Peter Hay has been a Director since 2002 and has contributed significantly to the Company’s evolution. On behalf of the Board I would like to thank Mr Hay for his important contribution to the Company. We wish him well in his future endeavours”.

/s/ Stephen Foster

Stephen Foster

Company Secretary

28 October 2013

Alumina Limited

ABN 85 004 820 419

GPO Box 5411

Melbourne Vic 3001

Australia

Level 12 IBM Centre

60 City Road

Southbank Vic 3006

Australia

Tel +61 (0)3 8699 2600

Fax +61 (0)3 8699 2699

Email info@aluminalimited.com